FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

World-Leading Toymaker, Australia’s Moose Toys, Steps Ahead of the Herd with Magic Software’s Integration Platform

Press Release

World-Leading Toymaker, Australia’s Moose Toys, Steps Ahead of the Herd with Magic Software’s Integration Platform

Magic xpi Integration Platform to help drive innovation and efficiency by integrating business processes across multiple Oracle systems as well as by automating EDI services

Or Yehuda, Israel, October 19, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, and an Oracle Cloud Select partner and Platinum level member of Oracle PartnerNetwork (OPN), announced today that global toy leader, Moose Toys, headquartered in Australia, selected the Magic xpi Integration Platform to help drive innovation and efficiency by introducing business process automation (BPA) across multiple Oracle systems including Oracle’s JD Edwards EnterpriseOne, Oracle Product Lifecycle Management (PLM) Cloud, Oracle Project Portfolio Management (PPM) Cloud, as well as by automating EDI services. Magic’s Australasian representative, Integral Limited, signed the deal.

Moose Toys growth and innovation has taken the toy world by storm. By employing creative ideas and cutting-edge technology, among other accolades, Moose has become a leading manufacturer of electronic toys for youth, and its CEO, Manny Stul, was recently named the EY 2016 Entrepreneur of the World. But with the success and growth comes additional challenges. The company has to manage many complex business processes involved in taking new toys to market, have an accurate 360-degree view of its business and operate at optimum efficiency. The need for integration and automation of business processes across systems, led the company to look for an integration platform.

Moose Toys is using the Magic xpi Integration Platform to handle most of its integration needs, including complex EDI integrations with leading global retail customers in US and Australia. These integrations will provide Moose Toys with significant process efficiency and improve the visibility and timeliness of data for the company’s US operations. In addition, Magic xpi will be used for integrations with various applications including Oracle Cloud applications, Oracle’s JD Edwards and Oracle Demantra.

“We were looking for an enterprise-grade integration platform that was cost-effective, low- maintenance, and could easily manage business processes between disparate on-premises and cloud systems. Magic xpi ticked all the boxes,” said Ben Dart, COO Moose Toys. “Since we had recently adopted multiple Oracle enterprise systems, Magic’s Oracle Platinum and Cloud Select Partnership, Oracle Validated Integration status, and Magic and Integral’s history of successful integrations sealed the deal.”

“Leading its industry through innovation, Moose Toys understands the critical importance of business process automation and access to real-time information to speed processes and improve decision making,” said Avi François Polak, Managing Director of Distribution at Magic. “With its code-free visual approach, broad connectivity and robust IMDG-based architecture, Magic xpi provides Moose Toys with a highly-productive, business-oriented integration solution that also gives them the flexibility to easily integrate more applications and services when their business requires. We’re really excited that every Moose toy will come with a little more Magic.”

About Moose Toys

Moose Toys is a global toy company with a passionate mission to ‘make children happy’. The proud recipient of numerous coveted toy awards, including the rare back to back win in 2015 & 2016 of the Girls TOTY awarded by the Toy Industry Association for Shopkins. A total of 114 awards since 1993 solidifies Moose as a market leader who is consistently placed within the top 5 toy companies in the USA and Australia. Distributing to 80+ countries and supported with 200+ strong global team and offices in the US, UK, Hong Kong and Australia (Melbourne, head office), Moose has cemented itself as an innovative creator of properties that transcend from toybox to apps to entertainment.

Moose is renowned for designing, developing and distributing toy and lifestyle products across the globe for children of all ages and the young at heart. Moose has products in key toy categories including collectibles, arts and crafts, activity toys, dolls, novelty items and outdoor products, and has brought joy to kids worldwide with successful products such as Mighty Beanz, Beados, Aqua Sand, The Trash Pack™, Little Live Pets™ and the current global collectible craze – Shopkins™! For more information, please visit www.moosetoys.com

About Integral Limited

Since its establishment in 1991, Integral has established itself as experienced and enduring market-leading developers of software solutions, "delivering control, simply."

Integral’s highly experienced consultants and analysts serve clients across diverse industries, including manufacturing, retail, forestry, health, aerospace and logistics.

Integral is the exclusive distributor of Magic Software solutions in Australia and New Zealand and has developed application and integration solutions for leading Australasian companies.

For more information, visit www.integral.co.nz

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

About Oracle Validated Integration

Oracle Validated Integration, available through the Oracle PartnerNetwork (OPN), gives customers confidence that the integration of complementary partner software products with Oracle Applications and specific Oracle Fusion Middleware solutions have been validated, and the products work together as designed. This can help customers reduce risk, improve system implementation cycles, and provide for smoother upgrades and simpler maintenance. Oracle Validated Integration applies a rigorous technical process to review partner integrations. Partners who have successfully completed the program are authorized to use the “Oracle Validated Integration” logo. For more information, please visit Oracle.com at http://www.oracle.com/us/partnerships/solutions/index.html.

About Oracle PartnerNetwork

Oracle PartnerNetwork (OPN) is Oracle's partner program that provides partners with a differentiated advantage to develop, sell and implement Oracle solutions. OPN offers resources to train and support specialized knowledge of Oracle’s products and solutions and has evolved to recognize Oracle’s growing product portfolio, partner base and business opportunity. Key to the latest enhancements to OPN is the ability for partners to be recognized and rewarded for their investment in Oracle Cloud. Partners engaging with Oracle will be able to differentiate their Oracle Cloud expertise and success with customers through the OPN Cloud program – an innovative program that complements existing OPN program levels with tiers of recognition and progressive benefits for partners working with Oracle Cloud. To find out more visit: http://www.oracle.com/partners.

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Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Trademarks
Magic is a registered trademark of Magic Software Enterprises Ltd. Oracle and Java are registered trademarks of Oracle and/or its affiliates.

All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 World-Leading Toymaker, Australia’s Moose Toys, Steps Ahead of the Herd with Magic Software’s Integration Platform

Exhibit 10.1